UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 08, 2021

BHP GROUP LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP GROUP PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NOVA SOUTH, 160 VICTORIA STREET LONDON, SW1E 5LB UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes  ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

BHP Group Plc Proxy Form for Scheme Meeting This form should only be used by certi-icated shareholders and dematerialised shareholders who have securities registered in their own name. Instead of completing and returning a proxy form, bene-icial holders of shares dematerialised into STRATE should promptly provide their voting instructions directly to their CSDP or broker. Please note that this proxy form is not a summary of the proposals contained in the Notice of BHP Group Plc Scheme Meeting or of any of the other documents mentioned below and is not a substitute for reading those documents. Shareholders should read the Shareholder Circular, the Notice of Plc Scheme Meeting contained within it (which includes the full text of the resolution to be voted on) and this proxy form in full before taking a decision. Information online The Shareholder Circular, Notice of Plc Scheme Meeting and Prospectus are now available online at www.bhp.com/unify. Vote online You can also vote online via eproxyappointment.com or use BHP’s mobile voting service for smartphones. Please see enclosed instructions for more details. To be counted, proxies must be received by 12.00pm (GMT+2) on Tuesday 18 January 2022 (or in the case of an adjourned meeting not later than 48 hours (excluding any part of a day that is not a working day) prior to the time and date set for the adjourned meeting). However, if you have not lodged this proxy form by 48 hours before the time scheduled for the commencement of the Plc Scheme Meeting, you may deliver it by hand to the Registrar or the Chair of the Plc Scheme Meeting before the start of the Plc Scheme Meeting.

BHP Group Plc Registered in England and Wales Number 3196209 Proxy Form for Plc Scheme Meeting All correspondence to: Computershare Investor Services (Pty) Ltd. Private Bag X9000 Saxonwold 2132 Telephone: +27 (0)11 373 0033 Facsimile: +27 (0)11 688 5217 How to complete this proxy form This proxy form is for use at the Plc Scheme Meeting convened with the permission of the Court. All capitalised but undefined terms used in this proxy form shall have the meaning as set out in the circular of BHP Group Plc relating to the unification of the BHP Group (the “Shareholder Circular”). Every holder has the right to appoint some other person(s) of their choice, who need not be a shareholder, as their proxy to exercise all or any of their rights to attend, speak and vote on their behalf. If you wish to appoint a person other than the Chair of the Plc Scheme Meeting, please insert the name of your chosen proxy holder in the space provided (see reverse). If the proxy is being appointed in relation to less than your full voting entitlement, please enter in the box next to the proxy holder’s name (see reverse) the number of shares in relation to which they are authorised to act as your proxy. If left blank, your proxy will be deemed to be authorised in respect of your full voting entitlement (or if this proxy form has been issued in respect of a designated account for a shareholder, the full voting entitlement for that designated account). Beneficial holders of shares dematerialised into STRATE, who do not have securities registered in their own name but who wish to attend the Plc Scheme Meeting, should promptly contact their CSDP or broker to obtain a letter of representation to enable them to do so. Alternatively, should they not wish to attend the Plc Scheme Meeting in person, these holders should promptly provide their voting instructions directly to their CSDP or broker. Appointment of additional proxies You may appoint more than one proxy provided that each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, additional proxy form(s) may be obtained by contacting the Registrar’s helpline listed below under “Any questions?”, or you may photocopy this form. Please indicate in the box next to the proxy holder’s name (see reverse) the number of shares in relation to which they are authorised to act as your proxy. Please also indicate by ticking the box provided if the proxy instruction is one of multiple instructions being given. All forms must be signed and should be returned together in the same envelope. Directing your proxy how to vote If you wish to direct your proxy how to vote on the resolution, place a mark (“X”) in the “For” or “Against” box for the resolution. In the absence of instructions and to the extent permitted by law, your proxy may vote as he or she thinks fit. Signing instructions You must sign this proxy form as follows in the spaces provided: Individual: Where the holding is in one name, the proxy form must be signed by the shareholder or the shareholder’s attorney. Joint holding: Where the holding is in more than one name, any one of the joint holders may sign the proxy form but the vote of the senior who renders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders. Seniority is determined by the order in which the names stand in BHP Group Plc’s Share Register. Power of Attorney or Relevant Authority: If this form is signed by a person who is not the registered shareholder, then the relevant authority or a certified copy of it should either have been exhibited previously to the Registrar by the time above or be enclosed with this form, and the words “authorised signatory” should be added under the signature on the reverse of this form. Companies: Where the holding is in the name of a company, then this form must be given under the hand of an authorised officer or attorney who warrants such authority. As an alternative to appointing a proxy, any shareholder of BHP Group Plc which is a corporation may appoint one or more corporate representatives who may exercise on its behalf all its powers as a member, provided that if two or more corporate representatives purport to vote in respect of the same shares, if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way, and in other cases the power is treated as not exercised. Electronic proxy lodgement (certificated shareholders only): To appoint a proxy electronically go to eproxyappointment.com, then follow the instructions. You can also use the BHP mobile voting service for smartphones. To access these services you will need the Control Number, shown below, together with your Shareholder Reference Number (SRN) and Personal Identification Number (PIN), which are printed on the front of this proxy form. Any questions? If you have any questions on how to complete this proxy form or to obtain additional forms, please call: +27 (0)11 373 0033. LODGEMENT OF YOUR PROXY To be valid, this proxy form must be received by 12.00pm (GMT+2) on Tuesday 18 January 2022. However, if you have not lodged this proxy form by 48 hours before the time scheduled for the commencement of the Plc Scheme Meeting, you may deliver it by hand to the Registrar or the Chair of the Plc Scheme Meeting before the start of the Plc Scheme Meeting. Any proxy form (and any relevant authorities under which it is signed) received after that time will not be valid for the scheduled meeting. Documents may be lodged:VIA THE INTERNETBY SMARTPHONEBY MAILIN PERSON If you attend the Plc Scheme Meeting in person, by handing this form to the Registrar or the Chair of the Plc Scheme Meeting before the start of the meeting, or Computershare Investor Services (Pty) Ltd. Rosebank Towers 15 Biermann Avenue Rosebank 2196 South Africa eproxyappointment.comControl Number: 917572Scan QR Code Computershare Investor Services (Pty) Ltd. Private Bag X9000 Saxonwold 2132 South Africa

BHP Appointment of Proxy I/We being a member/s of BHP Group Plc and entitled to attend and vote hereby appoint the Chair of the Plc Scheme Meeting (mark box with an ‘X’) OR Voting Instructions or failing attendance at the Plc Scheme Meeting of the person or body corporate named above, or if no person is named, the Chair of the Plc Scheme Meeting, to act generally at the Plc Scheme Meeting on my/our behalf and to vote in accordance with the directions on this proxy form or, if no directions have been given and to the extent permitted by law, as he or she sees fit, at the Plc Scheme Meeting to be held at 133 Houndsditch, London EC3A 7BX on Thursday 20 January 2022 at the later of 12.00pm (GMT+2) or the conclusion or adjournment of the Limited General Meeting and at any adjournment thereof. Please tick here to indicate that this proxy appointment is one of multiple appointments being made. Number of shares being voted the name of the person (or body corporate) you are appointing, if someone other than the Chair of the Plc Scheme Meeting.THIS FORM MUST BE SIGNED IN ORDER TO BE VALID PLEASE SIGN HERE This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented. Individual or Shareholder 1 Shareholder 2 Shareholder 3 Shareholder 4 Individual/Sole Director and Director/Company Secretary Sole Company Secretary Contact Name Contact Daytime Telephone Date In addition to signing the proxy form in the above box(es) please provide the information above in case we need to contact you. Please note: The Board unanimously recommends you vote in favour of the resolution to approve the Plc Scheme. CR-2021-001776 In the High Court of Justice Business and Property Courts of England and Wales, Companies Court (ChD) In the Matter of BHP Group Plc and in the Matter of the Companies Act 2006 If you wish to vote for the Plc Scheme, mark in the box marked “FOR the Plc Scheme”. If you wish to vote against the Plc Scheme, mark in the box marked “AGAINST the Plc Scheme”. PLEASE MARK IN ONLY ONE OF THE BOXES BELOW. HOWEVER, IF YOU MARK IN MORE THAN ONE BOX THIS FORM OF PROXY WILL BE INVALID. FOR the Plc Scheme AGAINST the Plc Schemesterling 175578B

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: December 08, 2021	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary